Exhibit 99.8

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended June 30, 2014 of Transition Therapeutics Inc. of our report dated September 19, 2014, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-189879) and on Form S-8 (No. 333-157279) of Transition Therapeutics Inc. of our report dated September 19, 2014 referred to above.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

September 25, 2014